News Release

BROOKFIELD COMPLETES BRAZILIAN HOMEBUILDING IPO

Shares of Brascan Residential Properties S.A. listed on Sao Paulo Stock Exchange

Toronto, October 25, 2006 - Brookfield Asset Management Inc. (NYSE/TSX: BAM) (“Brookfield”) today announced the completion of an initial public offering of 66 million common shares of Brascan Residential Properties S.A. (“BRP”) at R$16 (US$7.45) per share for total proceeds of US$491.7 million. BRP sold 50.5 million common shares for gross proceeds of R$808 million (US$376.2 million) and a wholly owned subsidiary of Brookfield sold 15.5 million common shares of BRP for gross proceeds of US$115.5 million.

Following the offering, Brookfield indirectly owns 110.7 million shares of BRP, representing a 62.7% interest (assuming the over allotment option referred to below is not exercised) in the company with a value based on the offering of US$825 million and will record a gain associated with the transaction in the fourth quarter of 2006. In connection with the offering, BRP has granted the underwriters an over allotment option for an additional 8,250,000 shares at R$16.00 (US$7.45) per share for a 30 day period until November 20th.

These shares commenced trading on the Novo Mercado segment of the Sao Paulo Stock Exchange (BOVESPA) in Brazil under the Symbol BISA3 on October 23, 2006.

A description of the business of BRP is available on Brookfield’s website at www.brookfield.com.

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This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, the common shares referred to above in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The common shares will not be registered under the United States Securities Act of 1933 and, unless so registered, may not be offered or sold in the United States except pursuant to an exemption from or in a transaction not subject to the registration requirements of the Securities Act and any applicable state securities laws.

Brookfield Asset Management Inc., focused on property, power and infrastructure assets, has over $50 billion of assets under management and is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM. For more information, please visit our web site at www.brookfield.com.

Contact:
Katherine C. Vyse
SVP, Investor Relations and Communications
Brookfield Asset Management
Tel: 416-369-8246
Email: kvyse@brookfield.com

Note: This press release contains forward looking information, including “forward-looking statements” within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. .  The words “will” and “expand” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may impact trends implied by such forward-looking statements, namely the growth prospects for the business in Brazil. Factors that could cause actual results to differ materially from those set forward in the forward- looking statements include general economic conditions in Brazil and other risks detailed in the BRP prospectus filed with the CVM. Brookfield undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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